LINCOLN INVESTMENT PLANNING, LLC
AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2020
With Report of Independent Registered Public Accounting Firm







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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Investment Planning, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Office Center Drive Suite 300
(No. and Street)

Fort Washington	PA	19034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane McCarthy (215) 881-4656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mitchell & Titus, LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Diane McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Investment Planning, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Diane McCarthy 02/05/2021 03:09 PM EST

Signature

Chief Financial Officer

Title

Nancy Heffner 02/05/2021 03:14 PM EST

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Nancy L. Heffner, Notary Public
Montgomery County
My commission expires December 30, 2023
Commission number 1015509
Member, Pennsylvania Association of Notaries

Online Notary Public. This notarial act involved the use of online audio/video communication technology.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINCOLN INVESTMENT PLANNING, LLC AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2020

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lincoln Investment Planning, LLC

Opinion on Consolidated Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Lincoln Investment Planning, LLC and Subsidiaries (the Company) as of December 31, 2020. In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2010.

Mitchell & Titus, LLP

February 26, 2021

1818 Market Street
Philadelphia, PA 19103
T +1 215 561 7300
F +1 215 569 8709
mitchelltitus.com

LINCOLN INVESTMENT PLANNING, LLC AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$ 26,234,223
Cash segregated under federal and other regulations	31,108,024
Commissions receivable	8,578,595
Advisory fees receivable	230,512
Fees receivable	1,773,681
Advances to financial representatives, net of provision for doubtful accounts of $268,686	2,176,648
Receivable from customers	352,201
Receivable from providers	68,224
Prepaid expenses	2,938,040
Receivable from affiliates-current	969,037
Receivable from affiliates-long term	1,044,955
Notes receivable from financial representatives and others	4,037,783
Fixed assets, net of accumulated depreciation and amortization of $1,697,344	333
Operating lease right-of-use assets, net	11,966,068
Deposits with clearing organizations and others	2,932,151
Goodwill and other intangible assets, net of accumulated amortization of $2,004,082	19,818,843
Other assets	2,237,660
Total assets	**$ 116,466,978**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Payable to customers	$ 18,132,233
Commissions payable	9,820,250
Payable to retirement plan	1,362,560
Accounts payable and accrued expenses	13,536,718
Operating lease liabilities-current	2,693,018
Operating lease liabilities-long term	11,127,123
Deferred advisory revenue	281,330
Total liabilities	56,953,232

Member's equity

Member's equity	59,513,746
Total liabilities and member's equity	**$ 116,466,978**

The accompanying notes are an integral part of the consolidated statement of financial condition.

NOTE 1   ORGANIZATION AND DESCRIPTION OF BUSINESS

Lincoln Investment Planning, LLC and Subsidiaries (the Company) are in the business of providing financial services. Lincoln Investment Planning, LLC (Lincoln) is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and various states' and territories' securities commissions and is also a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). Lincoln is also an investment adviser registered with the SEC and is subject to regulation by the U.S. Commodity Futures Trading Commission (CFTC). Lincoln was originally incorporated in November 1968 and was a wholly owned subsidiary of Lincoln Investment Group Holdings, Inc. (LIGHI) until July 31, 2015. Effective August 1, 2015, Lincoln became a single member Pennsylvania Limited Liability Company, with Lincoln Investment Capital Holdings, LLC (the Parent) as its sole member. LIGHI is a controlling member of the Parent. The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Customers are geographically located throughout the U.S., with a primary concentration in the Eastern and Central regions. Lincoln self-clears and custodies approximately one-third of its client transactions on its proprietary *Retirement and Investor Solutions* platform. Lincoln's proprietary *Retirement and Investor Solutions* self-clearing platform accounts for approximately 38% of its clients' assets. Approximately 43% of clients' assets are held directly with product providers, while the remaining clients' assets are held on a fully disclosed basis with an unaffiliated broker-dealer. This unaffiliated broker-dealer performs clearing and custody services for these clients.

Lingren, LLC (Lingren) became a single member Pennsylvania Limited Liability Company as of August 1, 2015 with Lincoln as its sole member. Lingren had purchased the assets of a Washington State-based financial services firm specializing in 403(b) retirement plans and individual IRAs.

 All securities business of Lingren is transacted through financial representatives registered with Lincoln.

On January 3, 2017, the Parent acquired Legend Group Holdings, LLC (LGH) from First Allied Holdings, Inc. At the time of the purchase, LGH owned all of the outstanding shares of Legend Equities Corporation, Legend Advisory Corporation, Advisory Services Corporation, and The Legend Group, Inc.

NOTE 1   ORGANIZATION AND DESCRIPTION OF BUSINESS *(continued)*

In addition, Legend Equities owned all of the outstanding shares of LEC Insurance Agency, Inc. Further, on January 3, 2017, Legend Equities merged into the Company and LEC Insurance became a wholly owned subsidiary of the Company. Effective January 3, 2017, Legend Advisory, Advisory Services, The Legend Group and LEC Insurance became single member limited liability companies with their respective states. Effective August 22, 2018, LEC Insurance was dissolved and is no longer a subsidiary of the Company.

Effective October 1, 2019, Legend Advisory no longer offers investment advisory services. Its investment advisory agreements, and effectively all of its operations, were assigned to Lincoln.

Effective September 1, 2020, Advisory Services (Adserv) outsourced their administrative services to a third party vendor.   Adserv still maintains all of Legend employer relationships and information sharing agreements.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The accompanying consolidated statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days at the time of purchase. The Company did not have any cash equivalents as of December 31, 2020.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Principles of Consolidation

The consolidated statement of financial condition include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Contracts with Customers

As of December 31, 2020 and January 1, 2020, $8,578,595 and $7,894,105, respectively, of the commissions receivable, $230,512 and $189,730, respectively, of the advisory fees receivable, $1,773,681 and $2,315,373, respectively, of the fees receivable, $352,201 and $159,651, respectively, of the receivable from customers, and $68,224 and $101,576, respectively, of the receivable from providers related to contracts with customers.

Deferred advisory revenues were $281,330 and $199,049 as of December 31, 2020 and January 1, 2020 respectively. Deferred advisory revenues represent fees collected in advance of the Company satisfying its respective performance obligations. In general, performance obligations are satisfied within one year of payment. Accordingly, substantially all deferred revenue as of December 31, 2020 and January 1, 2020 is recognized in the subsequent twelve-month period.

Income Taxes

As a limited liability company, the Company is not subject to federal or state income taxes. As such, it is not a tax-paying entity for federal and state income tax purposes, and accordingly, the Company's consolidated statement of financial condition do not reflect any assets or liabilities for federal or state income taxes.

U.S. GAAP requires the Company's management to evaluate uncertain tax positions taken by the Company. Accordingly, a tax benefit is recognized when it is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The recognized benefit is measured as the largest amount of benefit, which is more-likely-than-not to be realized on ultimate settlement, based on a cumulative probability basis.

NOTE 2   **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Income Taxes Recognition

De-recognition of a previously recognized tax position occurs following the determination that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company does not have any tax positions for which a liability has been established or is otherwise unrecognized. The Company is subject to routine examination by taxing jurisdictions. The Company believes it is no longer subject to income tax examinations prior to 2017.

Fixed Assets

Fixed assets include furniture and fixtures, computer and office equipment, and internally developed software and are depreciated or amortized using the straight-line method over the estimated useful life of the assets. The Company assesses the recoverability of fixed assets whenever events or changes in circumstances indicate that it may not be able to recover the assets' carrying amount. The capitalization of costs of internally developed software begins when technological feasibility is established. The estimated useful life of fixed assets ranges from three to five years.

Fixed assets as of December 31, 2020 consisted of the following:

Computer and office equipment	$	10,000
Furniture and fixtures		13,344
Internally developed software		1,674,333
		1,697,677
Less: Accumulated depreciation and amortization		(1,697,344)
Fixed assets, net	$	333

Leases

Refer to Note 12 for significant accounting policies and disclosures.

NOTE 2   **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Provision for Doubtful Accounts

The Company provides for a provision for doubtful accounts for advances to and notes receivable from financial representatives and others based on experience and specifically identified risks. An allowance for losses is recorded when a determination is made that there is reasonable likelihood that the balance may not be recoverable. That determination is based on a variety of factors, including the status with Lincoln of the financial representative, the ability of the financial representative's earnings to cover his or her liability, and whether the liability of the financial representative is backed by the financial representative's manager. The method used for determining the provision for doubtful accounts is in accordance with ASU 2016-13, which requires it to be based on estimated future losses, and is consistent with the method used in prior years. Allowance for doubtful accounts comprised of the following:

Doubtful accounts, beginning balance	$	227,877
Write-offs		(65,914)
Provision		106,723
Doubtful accounts, ending balance	$	268,686

Goodwill and Other Intangible Assets

Goodwill and sales representative relationships are accounted for in accordance with the requirements of ASC 350, *Intangibles–Goodwill and Other*. Goodwill and sales representative relationships are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change, which would more-likely-than-not reduce its fair value below the carrying value.

As of October 1, 2019, the operations of Legend Advisory were assigned to the Company and the contribution of the business was affected. The goodwill on Legend Advisory, which was recorded in accordance with the principles of pushdown accounting, was transferred to the Company.

The Company performed an annual impairment evaluation as of December 31, 2020 and noted there was no impairment to any of its goodwill or sales representative relationships.

Customer lists are amortized over five- to eight-year periods. Covenants not to compete are amortized over the related contract term. Management routinely assesses if an event occurs or circumstances change indicating that the carrying value of its customer lists and covenants not to compete become non-recoverable. No such events or circumstances took place during the year.

NOTE 2   **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Notes Receivable from Financial Representatives and Others

The Company's notes receivable balance primarily consists of notes receivable from financial representatives. These interest-bearing note agreements are given to financial representatives to assist them in growing their business. The repayment term of the note ranges from six months to 10 years.

Based on the nature of these notes receivable, the Company does not analyze this asset on a portfolio segment or class basis. Concerns regarding recoverability generally arise in the event that a financial representative's securities registration is terminated by the Company. The Company determines the amount of the provision based on specific identification of material amounts at risk by financial representatives and maintains an allowance based on estimated future losses, pursuant to ASU 2016-13. The credit quality of the notes receivable and the adequacy of this provision is assessed on a monthly basis by evaluating all known factors, such as historical collection experience, the economic and competitive environment and changes in the creditworthiness and licensing registration status of the financial representatives.   This methodology is consistent with that which was used in prior years.

The accrual of interest is discontinued for all notes classified as doubtful and non-performing. A note returns to accrual status when it is classified as performing. The note, at that time, recaptures the interest not accrued during the non-accrual period. Payments received for notes on non-accrual status are applied first to outstanding interest due on the notes and then to outstanding principal.

A note is considered impaired under applicable accounting guidance if it is classified as doubtful; that is, when based on current information, it is probable that the Company will be unable to collect the scheduled amounts due according to the contractual terms of the note agreement. At December 31, 2020, all outstanding notes receivable were categorized as performing.

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that would materially impact the Company's consolidated statement of financial condition and related disclosures.

NOTE 2   **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. Effective January 1, 2020, the company adopted ASU 2016-13 using a modified retrospective approach. The adoption had no material impact on the Company's consolidated statement of financial condition.

In January 2017, the FASB issued ASU 2017-04, *Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.* The purpose of the new guidance was to simplify the determination of goodwill impairment which is expected to reduce the cost and complexity of such assessments. Key provisions of this ASU include: requiring only a one-step quantitative impairment test, whereby a goodwill impairment loss will be measured as the excess of a reporting unit's carrying amount over its fair value (not to exceed the total goodwill allocated to that reporting unit). This impairment assessment applies to all reporting units including those with zero or negative carrying amounts of net assets; continues to allow Organizations to perform optional qualitative assessments. ASU 2017-04 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. Effective January 1, 2020, the Company adopted ASU 2017-04 using a modified retrospective approach. The adoption had no material impact on the Company's consolidated statement of financial condition.

NOTE 3   **CASH SEGREGATED UNDER FEDERAL REGULATIONS**

Segregated cash of $31,108,024 represents cash segregated in special reserve bank account for the exclusive benefit of customers pursuant to the Customer Protection Rule 15c3-3 under the U.S. Securities Exchange Act of 1934.

NOTE 4   RETIREMENT PLAN

The Company has a defined contribution profit-sharing and Section 401(k) salary deferral plan that covers employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of the month following 30 days from date of hire. Employees are eligible for the profit-sharing and Section 401(k) component after completing 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit-sharing component.   Participants are always fully vested in their contributions and become fully vested in any company contributions after they have completed three years of service.

NOTE 5   NOTE PAYABLE

The non-interest bearing note payable relates to the asset and book of business of a financial services firm in Virginia acquired in 2016. The note payable had a face value of $2,000,000. The note was discounted based on an imputed interest rate of 5.09%. The note payable balance was paid off in January 2020.

NOTE 6   GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets are comprised of the following:

Goodwill	$ 16,835,188
Sales representative relationships	1,848,311
Customer lists	2,939,426
Covenant not to compete	200,000
Total	21,822,925
Less: Accumulated amortization	(2,004,082)
Net	$ 19,818,843

NOTE 6   GOODWILL AND OTHER INTANGIBLE ASSETS *(continued)*

The following table is a breakdown by asset category of the weighted-average amortization period and life-to-date accumulated amortization for all amortized intangible assets:

Asset Category	Weighted-Average Amortization (Years)	Accumulated Amortization
Customer lists	7.74	$ 1,812,971
Covenant not to compete	4.00	191,111
All amortizable intangible assets	7.50	$ 2,004,082

Goodwill is related to asset purchases of financial services firms located in Massachusetts in 2000, Washington State in 2009, Virginia in 2016, California in 2018, the Legend Equities merger described in Note 1 and the Legend Advisory business contribution in Note 2. The Company wrote-off a portion of the goodwill related to the LGH acquisition described in Note 1 as a result of a sale of a portion of its business by the Parent as described in Note 11. Goodwill is not amortized.

A summary of goodwill activity is as follows:

Goodwill, beginning balance	$ 18,221,792
Goodwill written-off during the year	(1,386,604)
Goodwill, ending balance	$ 16,835,188

The sales representative relationship assets are related to the Washington State and California acquisitions. Sales representative relationship assets are not amortized.

The customer lists asset is related to asset purchase of a financial services firm based in Virginia in 2016. In addition, the customer lists are related to purchase of a portion of financial representative's books of business based in Pennsylvania in 2017. Customer lists are being amortized over five to eight years.

NOTE 6   **GOODWILL AND OTHER INTANGIBLE ASSETS** *(continued)*

Non-amortized intangible assets are subject to periodic review for impairment and are written down as applicable. The covenants not to compete are related to the asset purchases in Virginia in 2016 and California in 2018. The covenant not to compete related to the California acquisition is being amortized over three years. The covenant not to compete for Virginia is being amortized over five years.

NOTE 7   **COMMISSIONS AND OTHER FEES RECEIVABLE**

Commissions and other fees receivable arise from selling mutual fund shares, other securities, insurance products, and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds in which the customers invest.

NOTE 8   **RECEIVABLE FROM AND PAYABLE TO CUSTOMERS**

Securities owned by customers are held as collateral for receivable from customers. The value of such securities equals or exceeds the amount of the receivables. Such collateral is not reflected in the consolidated statement of financial condition.

Payable to customers include amounts due on cash transactions.

NOTE 9   **COMMITMENTS AND CONTINGENCIES**

The Company conducts its operations in leased facilities under operating leases that expire at various dates. The Company's headquarters are in Fort Washington, Pennsylvania, but its sales offices are maintained in several other locations. See Note 12 for additional information on leases. The Company leases computer equipment, other equipment, and furniture and fixtures for its headquarters and other offices from ForLease LIP, LLC, as described in Note 11. This lease includes a clause where both parties may terminate the lease without penalty. Accordingly, the lease is classified as short term and therefore, is not included in the future minimum commitments as described in Note 12.

NOTE 9   COMMITMENTS AND CONTINGENCIES *(continued)*

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. It is not possible to forecast the outcome of such lawsuits/arbitrations. However, because of existing insurance, management believes that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

As with many financial services companies, from time to time, the Company receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and sales practices of the financial services industry. In each case, the Company believes full cooperation has been given and is being provided. Management believes that there are no regulatory issues pending that would have a materially adverse effect on the Company's operations or financial position.

NOTE 10   AGREEMENTS WITH CARRYING BROKER

Lincoln has entered into an agreement with a broker (the Carrying Broker) to execute certain securities transactions on behalf of its customers. Lincoln discloses these arrangements to its customers. Lincoln is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the Carrying Broker that result from a customer's failure to complete securities transactions as provided for in the agreements.

NOTE 11   RELATED-PARTY TRANSACTIONS

The Parent sold a portion of its business to a financial services firm located in New York in 2020. This business is reflected in the Company's accounts as a result of pushdown accounting, therefore the Company has recorded a receivable from the Parent of $2,000,000 plus interest and is payable in 20 equal quarterly payments. The amounts included in the receivable from affiliates are $955,045, for the current portion and $1,044,955 for the long term portion and are included in the accompanying consolidated statement of financial condition as of December 31, 2020.

The Company leases computer equipment, other equipment, and furniture and fixtures for its headquarters and other offices from ForLease LIP, LLC, which is owned by the Parent.

NOTE 11 **RELATED-PARTY TRANSACTIONS** (*continued*)

Financial representatives of the Company also sell products and services for various affiliates of the Company.

Capital Analysts, LLC (CA) is a wholly owned subsidiary of the Parent and is registered as an investment adviser with the SEC. The Company has a receivable of $9,601 from CA for net advisory fees due, which is included in receivable from affiliates in the accompanying consolidated statement of financial condition as of December 31, 2020.

Adserv is a wholly owned subsidiary of LGH and is a third party administrator. The Company had collected all receivables from Adserv as of December 31, 2020.

Lincoln Investment Software Group, LLC (LISG) is a wholly owned subsidiary of the Parent. The Company has a receivable of $4,391 from LISG for expenses paid by the Company on behalf of LISG, which is included in receivable from affiliates in the accompanying consolidated statement of financial condition as of December 31, 2020.

NOTE 12 **LEASES**

Lease Recognition

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating leases for corporate offices and equipment with remaining lease terms of 1 years to 8 years, some of which include options to extend the lease for up to 10 years. For leases with renewal options, the lease term is extended to reflect renewal options the Company is reasonably certain to exercise. Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments.

NOTE 12   **LEASES** *(continued)*

Cash paid for amounts included in the measurement
of lease liabilities:

Operating cash flows from operating leases $ 3,120,224

Supplemental weighted information related to leases were as follows:

Operating leases weighted average remaining lease
term in years   5.71 years

Operating leases weighted average discount rate   4.19%

Maturities of lease liabilities as of December 31, 2020 were as follows:

Year	Amount
2021	$ 3,205,683
2022	2,631,408
2023	2,473,581
2024	2,254,060
2025	2,094,140
2026 and thereafter	2,900,965
Total lease payments	15,559,837
Less: Imputed interest	(1,739,696)
Total	$ 13,820,141

NOTE 13   **NET CAPITAL REQUIREMENTS**

Lincoln is subject to Rule 15c3-1, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspensions, or expulsion.

NOTE 13   NET CAPITAL REQUIREMENTS *(continued)*

Lincoln has elected to use the alternative method permitted by Rule 15c3-1, which requires Lincoln maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. Lincoln is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the NFA, and is required to maintain minimum net capital of the greater of $45,000 or its Rule 15c3-l net capital requirement. At December 31, 2020, Lincoln had net capital of $23,312,200, which was 7,009% of aggregate debit balances and $23,062,200 in excess of the minimum net capital requirement.

Distribution payments and other equity withdrawals from Lincoln are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies. Under the alternative method, Lincoln may not pay cash distributions, or make any unsecured advances or loans to its member or employees if such payment would result in net capital of less than 5% of aggregate debit balances, or less than 120% of its minimum dollar net capital requirement.

NOTE 14   UNCERTAINTY

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a global pandemic which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in the financial markets. The coronavirus outbreak and government responses are creating disruption to global supply chains and adversely impacting many industries. The outbreak has negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward the end of fiscal 2020, certain aspects of the impacts of the COVID-19 pandemic may continue to affect our results in the future.